[LETTERHEAD OF DSI PROPERTIES, INC.]
Via Edgar

January 25, 2008


Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington DC, 20549

ATTN: 	Kevin Woody, Branch Chief
	Jennifer Monick, Staff Accountant

        Re: 	DSI Realty Income Fund VI
		Form 10-K for Fiscal Year Ended December 31, 2006
		Form 10-Q for Quarterly Period Ended September 30, 2007
		File No. 002-68926

Ladies and Gentlemen:

        I am writing on behalf of DSI Realty Income Fund VI, a California Limited Partnership, in response to a letter of comment from the staff of the Securities and Exchange Commission (the "Staff") which was dated December 12, 2007 (the "Staff Letter").

        The paragraphs below numbered 1 to 9 restate the numbered paragraphs in the Staff Letter and the discussions set below these paragraphs represent our responses to each of them. In addition, we have included full versions (Exhibit A) of our proposed amended 10-Ks to which these responses refer.

I. Form 10-K for Fiscal Year Ended December 31, 2006

General
1. Please update the Form 10-K cover page and include the appropriate information.

In response to the Staff, we have updated our cover page to reflect the latest required information.

2. Please provide the required signatures on your certifications and on the form 10-K itself.

In response to the Staff, the requested changes have been made to our filings In future filings the Company will ensure that the typed signatures will be provided as applicable.

Item 2. Properties
3. Please include 2006 and 2005 disclosure regarding average rent per square foot.

We have revised our Form 10-K to include these figures in the table under Item
2. In future filings the Company will ensure that this information is provided.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations
4. We note you have omitted the contractual obligations table. Please tell us how you have complied with Item 303(A)(5) of Regulation S-K, or tell us why you believe it was not necessary to include this table.

We have revised our Form 10-K to include the Contractual Obligations Table under Item 7.



Item 11. Executive Compensation (Management Remuneration and Transactions)
5. Please revise to include the disclosure required by Item 402(c) of Regulation S-K, using the tabular presentation prescribed by the rule. Alternatively, please advise us as to why you do not believe it is appropriate to include this information.

We believe a tabular presentation is unnecessary since the Registrant is a limited partnership and has no executive officers. The General Partners are DSI Properties, Inc., a California corporation, and Diversified Investors Agency, a partnership. The General Partnership entities received incentive management fees totaling $117,598 for the year ended December 31, 2006. Each of these entities also had revenues from other sources. Robert J. Conway and Joseph W. Conway, (the sole partners of Diversified Investors Agency and collectively the owners of 96.8% of the outstanding common stock of DSI Financial, Inc. which is the parent of DSI Properties, Inc.) receive compensation from those entities in amounts that do not bear a direct relationship to the amount of incentive management fees paid to those entities by the Fund. It is impossible to determine the exact amount paid to Robert J. Conway and Joseph W. Conway since no monies were paid directly to them from the Funds.

Item 12.  Security Ownership of Certain Beneficial Owners and Management
6. Please revise to include the updated disclosure required by Item 403(b) of Regulation S-K, using the tabular presentation prescribed by the rule.

In response to the Staff, the requested changes have been made to our filings under Item 12.

Financial Statements
Report of Independent Registered Public Accounting Firm
7. We note you include an opinion from your external auditor, which does not appear to be signed by your external auditor. Please amend your filing to include evidence that their opinion is signed.

Prior to the Form Filing, the Company obtained manually signed copies of the reports of its independent registered public accounting firm. The Company will retain these signed copies for at least five years. In response to the Staff, in future filings, including the forthcoming 10-K/A, the Company will ensure that the typed signatures will be provided on all applicable reports and consents.

Certifications
8. We note your certifications do not comply with the content of the certifications required under Exchange Act Rules 13a-14(a) and 15d-14(a).
 Specifically, we note you have replaced the word "report" with "annual report" in paragraphs 2, 3 and 4; you have replaced the word "an" with "our" in paragraph 4c; you have replaced the phrase "the audit committee of the registrant's board of directors" with "general partners" in paragraph 5; you have changed the term "control" to "controls" in paragraph 5b; and you have included the certifications at the end of the Form 10-K, instead of as exhibits. Please amend your filing to include certifications that comply with the Exchange Act Rules.

In response to the Staff, the requested changes have been made to our Certifications to comply with Exchange Act Rules. Furthermore, they will be included as exhibits to our Form 10-K.

Form 10-Q for Quarterly Period Ended September 30, 2007

Certifications
9. We note your certifications do not comply with the content of the certifications required under Exchange Act Rules 13a-14(a) and 15d-14(a). Specifically, we note you have removed the word "adversely" from paragraph 5a Please revise your certifications in future filings to comply with the Exchange Act Rules.

In response to the Staff, the requested changes have been made.

******

We appreciate the Staff's guidance and await final comments before filing our 10-K/As. Please direct these comments and/or any questions you may have to me or Richard P. Conway, SVP at (562) 493-3022.

Sincerely,

/s/ ROBERT J. CONWAY
__________________________________
Robert J. Conway
Chief Executive Officer
January 25, 2008